EXHIBIT 99.1

CERTIFICATE OF SECRETARY

I, JOHN M. LOWBER, the duly elected and acting Secretary of General Communication, Inc., an Alaska corporation ("Company"), do hereby certify and declare that the resolution of the Company's Board of Directors contained in the minutes of its meeting attached hereto as Exhibit 99.3A is a true and correct copy of that resolution as contained in those minutes duly adopted by the Company's Board of Directors at its meeting held on August 17, 2007.

Executed this 31st day of July 2008 at Anchorage, Alaska.

GENERAL COMMUNICATION, INC.

By:_/s/_John M. Lowber_________
      John M. Lowber, Secretary

[S E A L]

EXHIBIT 99.1A

EXCERPT FROM MINUTES OF ACTION BY THE
BOARD OF DIRECTORS OF GENERAL COMMUNICATION, INC.
AUGUST 17, 2007

RESOLVED, that the Board of Directors of General Communication, Inc. ("Company") hereby appoints John M. Lowber as Plan Administrator for the Company's Revised Qualified Employee Stock Purchase Plan, effective as of September 1, 2007.